Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

BACKGROUND INFORMATION

INTENTIA INTERNATIONAL AND LAWSON SOFTWARE

The new Lawson Software, the company to be created by the acquisition of Intentia International by Lawson Software, will be among the world’s largest providers of enterprise applications and related services.

The combined company provides solutions that deliver superior outcomes and a demonstrably lower total cost of ownership for targeted manufacturing and service sector enterprises worldwide.

The combined company will be:

•                  A leading provider of business applications for IBM environments worldwide and, in particular, for IBM eServer platform.

•                  Geographically balanced, with approximately 45 percent of revenues derived from the Americas, 45 percent from Europe and 10 percent from the Asia-Pacific region.

•                  Financially stronger. Lawson’s fiscal 2004 revenues were USD 364 million and Intentia’s fiscal 2004 revenues were SEK 2,983 million (approximately USD 406 million.)

•                  Traded on the NASDAQ National Market System under the symbol LWSN.

Intentia International

Intentia International AB (XSSE: INT B) is a global provider of enterprise applications and consulting services to manufacturing, distribution and maintenance companies. Headquartered in Stockholm, Sweden, Intentia was founded in 1984 and currently has more than 2,500 customers in more than 40 countries. Intentia’s customers are typically medium to large organizations that operate in complex supply chains with tough competition and limited internal resources. Intentia’s sales for 2004 totaled SEK 2,983 million (approximately USD 406 million).

Lawson Software

Lawson Software (NASDAQ: LWSN) is a US company that provides enterprise application software to services organization in the healthcare, retail, government and education, banking, insurance and other markets. Headquartered in St. Paul, Minnesota, Lawson was founded in 1975 and currently has more than 2,200 customers primarily in North America. Lawson’s clients are primarily Fortune 2000 organizations seeking an enterprise-wide, web-enabled business management system with multi-site and multi-national capabilities. Lawson’s fiscal 2004 sales totaled USD 364 million.

Products

The combined company will offer software products spanning all core enterprise applications for manufacturing, distribution, maintenance and service sector organizations, including:

•	Enterprise Performance Management	•	Supply Chain Management
•	Enterprise Resource Planning	•	Customer Relationship Management
•	Manufacturing Resource Planning	•	Enterprise Asset Management

Industry Specialization

The combined company will offer industry-specific solutions for both manufacturing and service enterprises spanning multiple industries, including:

•	Healthcare	•	Fashion
•	State and local government	•	Food and Beverage
•	K-12 education	•	Wholesale Distribution
•	Retailing	•	Manufacturing
•	Financial Services	•	Asset-Intensive Industries

Leadership

•	Co-Chairman	Richard Lawson
•	Co-Chairman	Romesh Wadhwani
•	Chief Executive Officer (as of June 15)	Harry Debes
•	Chief Financial Officer	Robert Barbieri
•	Chief Operating Officer	Bertrand Sciard

Board of Directors

The new company’s board of directors will include the CEO, three members from Lawson’s board and three from Intentia’s board and two new members to be selected.

Financial Snapshot

	Intentia International		Lawson Software
	SEK in millions FY04 ending 12/31/04 (1)	USD in 000s (2) FYO4 ending 12/31/04 (1)	FY04 ending 5/31/04 (1)
Revenues	2,983	405,809	363,583
Gross Profit	1,019	138,562	211,336
Gross Margin	34.1%	34.1%	58.1%
Operating Income	(277)	(37,725)	12,105
Operating Margin	(9.3% )	(9.3% )	3.3%
Net Income	(354)	(48,187)	7,991
Cash and Equivalents	NA	66	209
Debt (includes convertible notes and financial leases)	296	44,794	2,642
Employees	2,371	2,371	1,579

(1) Intentia figures are based on Swedish GAAP. Lawson figures are based on US GAAP.

(2) Swedish Kronor exchange rates of 7.3505 for income statement items and 6.6125 for balance sheet items.

Operations

Headquarters	St. Paul, Minnesota, USA
International Headquarters	Stockholm, Sweden
Direct Sales and Service Locations	More than 40 offices worldwide.

Employees

•	Intentia International	Approximately 2,300
•	Lawson Software	Approximately 1,400

Partners

To deliver comprehensive solutions that achieve customers’ desired results, the combined company will join with other technology and solutions providers, consulting and service providers and resellers and affiliates to meet customers’ needs. In turn, the combined company will represent for partners’ interests a true global entity with more than 4,000 customers in 40 countries and a full complement of enterprise applications for IBM eServer environments.

Post-Close Ownership

Upon closing, Lawson shareholders will own approximately 57 percent and Intentia shareholders approximately 43 percent of the company.

INTENTIA CORPORATE BACKGROUNDER

President and CEO:	Revenues:
Bertrand Sciard	FY 2004 SEK 2,983 million (approx. USD 406 million)

Headquarters:	Founded:
Danderyd, Sweden	1984

www.intentia.com	Employees:
2,282 (March 2005)

Summary

Intentia is the only global enterprise solutions provider 100% dedicated to bringing software applications and consulting services to companies whose core processes involve manufacturing, distribution and maintenance—what we call the “make, move and maintain” market.

• 100% of our resources are committed to this market.

• 100% of our software is designed for this market.

• 100% of our experience is in serving this market.

Intentia is a public company traded on the Stockholm Stock Exchange (XSSE) under the symbol INT B.

Solutions

Intentia solutions are built from the ground up with the specific needs of these customers in mind, and the ability to grow and change easily with their businesses. They simplify complex processes, anticipate customer demands and deliver added value in both the short and long term—making them the intelligent choice.

The Intentia application suite supports all of the key processes for companies that make, move, and maintain goods, across all industries. Intentia’s business solutions, which can be implemented as a suite or individually, currently comprise enterprise management, supplier relationship management, customer relationship management, supply chain management, value chain collaboration, enterprise performance management, and workplace management.

Specialized solutions are also available for a number of key verticals: food and beverage, fashion, wholesalers, product service and asset intensive industries.

In addition, Intentia offers value creating standalone applications, including e-Sales and e-Procurement, Plant Maintenance, Advanced Production Planning, Supply Chain Planning, Demand Planning, Sales Force Automation, Opportunity Analyzer, and (with Cognos) Business Intelligence.

Technology

Intentia pioneered the development of applications on the Java platform beginning in 1999. Our state-of-the-art, Java-based technology provides users with low cost of ownership, high scalability, unrivalled interoperability and platform independence. This gives the ability to operate on platforms including IBM e-Series servers, Sun Solaris and Microsoft Windows.

The Java platform provides interoperability that protects and extends customers’ existing IT investments, while providing forward compatibility. Future versions and technologies can easily be adopted as they emerge. Intentia applications can be seamlessly configured and reconfigured to continuously changing business needs and keep customer operations competitive.

Customers
Intentia currently serves more than 3,000 customer sites around the globe. Intentia customers are typically medium to large organizations that operate in complex supply chains with tough competition and limited internal resources. They require tailored solutions to manage specialized industry processes, which are preconfigured for rapid installation and with the flexibility to be adapted to specific circumstances and changing business needs. A selected list of customers is available on www.intentia.com

International Subsidiaries and Offices

Europe	Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Poland, Portugal, Slovakia, Spain, Sweden, Switzerland, United Kingdom
Asia/Pacific	Australia, China, Hong Kong, India, Indonesia, Korea, Japan, Malaysia, New Zealand, Philippines, Singapore, Taiwan, Thailand, Vietnam
Americas	Brazil, Canada, Chile, Mexico, United States
Middle East/Africa	Egypt, Israel, South Africa

LAWSON CORPORATE BACKGROUNDER

President and CEO:	Revenues:
Jay Coughlan	FY 2004 USD 364 million

Headquarters:	Founded:
St. Paul, Minnesota	1975

www.lawson.com	Employees:
Approx. 1400

Summary
Lawson Software provides business application software and consulting services that put time on the side of services organizations in the healthcare, retail, government and education, banking and insurance and other markets. Lawson’s software suites include enterprise performance management, distribution, financials, human resources, procurement, retail operations and service process optimization. Headquartered in St. Paul, Minnesota, Lawson has offices and affiliates serving North and South America, Europe, and Africa.

Technology
Lawson is a leading provider of collaborative, industry-tailored enterprise software solutions that improve the business processes of our customers. The open architecture of our solutions offers our customers the choice of directly deploying a pre-configured solution or quickly and easily customizing our product offerings to conform to their business processes.

Solutions
Comprehensive Software Solutions
Lawson provides integrated, comprehensive solutions that automate business processes, enable collaboration among participants in the processes, and deliver detailed analyses of the results. The integrated functionality of our solutions allows our customers’ business processes to be managed efficiently and at a low cost.

Industry-Tailored Solutions
Lawson uses its expertise in targeted services industries including healthcare, retail, banking, insurance, K-12 schools, and local/state governments to provide pre-configured functionality that addresses the specific business needs of these industries, thereby increasing the utility of the overall solution. We deliver 360-degree solutions focusing on the key business processes in each targeted services industry and delivering integrated, comprehensive solutions. In addition, our sales, marketing, and services organizations have industry-specific teams with many years of industry experience.

Flexible, Open Web-Based Architecture
Lawson Software solutions are flexible, enabling easy deployment into a customer’s system with pre-configured industry solutions. Alternatively, it can be customized, without expensive and difficult modifications, to conform to the customer’s business processes. Lawson’s open architecture allows our software to run on most leading hardware and operating system platforms and to operate with the leading relational database management systems. This allows our customers to choose the most appropriate platforms independently from selecting our solutions. Lawson solutions can integrate with legacy systems through standard interfaces and integration protocols. Our solutions are accessed directly through a standard Web-browser or a wireless device that makes them readily deployable without extensive training. Lawson software is also highly scalable, enabling deployment in large, global enterprises as well as in small- and medium-sized businesses.

Rapid and Cost-Effective Implementation
Lawson’s industry focus and flexible product design enables fast and easy enterprise deployment. We believe our knowledge of our target services industries allows our industry-focused services teams to implement our software with an in-depth understanding of the business needs of the customer, thereby reducing time, effort, and expense. In addition, we have an advanced technology consulting group of employees that facilitates the introduction and implementation of new technologies to our customers.

Customers
Lawson’s primary customers are Fortune 2000 corporations seeking an enterprise-wide, web-enabled business management system with multi-site, multi-national capabilities. Lawson customers are concentrated in markets such as healthcare, retail, banking, insurance, K-12 schools, local/state governments, and a variety of other strategic markets

International Affiliates
Birla Technologies Ltd, India; Burke Software, Spain; CATS Tanzania, Tanzania; Eniac C.A., Venezuela; Gezhil Ltd., Nigeria; Grupo POPA, Honduras; Optim8, Europe; Quantin, Australia; Sigma Enterprise Applications, Sweden; Tecnogenia, México.

Direct Sales and Service Locations
Atlanta, Boston, Chicago, Columbus, Dallas, London, Los Angeles, New York, Paris, San Francisco, Saint Paul, Seattle, Toronto, and Washington, D.C.

Additional Information And Where To Find It

Lawson intends to file a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson  pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia.

The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on or about September 27, 2004. This document is available free of charge by contacting the SEC or Lawson as indicated above.